

December 16, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Managed Portfolio Series
Issuer CIK: 0001511699
Issuer File Number: 333-172080 / 811-22525
Form Type: 8-A12B
Filing Date: December 16, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Kensington Credit Opportunities ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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